Exhibit 99.4

TSX-V: AVU FRANKFURT: 8AM

410 – 325 Howe Street, Vancouver, BC Canada V6C 1Z7	T: (604) 687-3520 F: (888) 889-4874

October 3, 2013	NR 18 - 2013

Avrupa Minerals Signs Exploration Alliance with Callinan Royalties

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Potential $350,000 of exploration funding for three years

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Additional funding for selected projects

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Project Royalties granted to Callinan for new projects generated

Avrupa Minerals Ltd. (AVU:TSXV, 8AM: Frankfurt) is pleased to announce that it has signed an Exploration Alliance Agreement (the “Agreement”) with Callinan Royalties Corporation (“Callinan”) (CAA:TSXV) to fund exploration for new mineral properties in Portugal and to advance early stage exploration work on certain existing Avrupa projects in order to attract more potential joint venture partners.

Paul Kuhn, President & CEO commented, “This Agreement is a great way for Avrupa to generate new projects and advance them. We are pleased to have a new partner in Callinan and look forward to working closely with their geological team.”

Avrupa and Callinan signed the three-year Agreement which calls for Callinan to fund $150,000 of generative exploration in Spain and Portugal during the first year of the Agreement and, at Callinan’s option, to fund up to $100,000 in each of the two subsequent years.  In return for such funding, Avrupa will grant Callinan the option to receive a 0.5% NSR royalty on any new projects acquired as a result of the generative exploration work, or, if Callinan funds an additional $150,000 in further exploration on any of the new projects, an option to receive a 1.5% NSR royalty on such projects.  If Avrupa determines that further value can be generated for the new project after spending the additional $150,000, Callinan has the option to contribute subsequent funding with Avrupa on a joint 50/50 basis, with Callinan’s NSR and interest in the new project unchanged.

Callinan also has the option to fund additional exploration on Avrupa’s existing mineral properties, if proposed by Avrupa, and would earn a 1.5% NSR royalty in return for funding $150,000 in exploration on those projects.

Both Avrupa and Callinan expect that the results of this Agreement will generate additional mineral properties for Avrupa, advance those mineral properties to attract potential joint venture partners, and allow Callinan to acquire potentially significant royalties in a new mining jurisdiction. Avrupa may also propose additional new prospect areas outside of Portugal, and Callinan will have the option to fund the exploration in those areas in return for the same royalty structure.

Avrupa Minerals Ltd. is a growth-oriented junior exploration and development company focused on discovery, using a prospect generator model, of valuable mineral deposits in politically stable and prospective regions of Europe, including Portugal, Kosovo, and Germany.

The Company currently holds 17 exploration licenses in three European countries, including 11 in Portugal covering 3,018 km2, five in Kosovo covering 153 km2, and one in Germany covering 307 km2.  Avrupa operates three joint ventures in Portugal, covering five of the licenses, including:

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The Alvalade JV, with Antofagasta Minerals SA, covering three licenses in the Iberian Pyrite Belt of southern Portugal, for Cu-rich massive sulfide deposits;

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The Covas JV, with Blackheath Resources, covering one license in northern Portugal, for intrusion-related W deposits; and

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The Arga JV, also with Blackheath Resources, covering one license located adjacent to the Covas JV, for intrusion-related Au-W deposits.

Avrupa is currently upgrading precious and base metal targets to JV-ready status in a variety of districts on their other licenses, with the idea of attracting potential partners to project-specific and/or regional exploration programs.

For additional information, contact Avrupa Minerals Ltd. at 1-604-687-3520 or visit our website at www.avrupaminerals.com.

On behalf of the Board,

“Paul W. Kuhn”

Paul W. Kuhn, President & Director

This news release was prepared by Company management, who take full responsibility for its content.  Paul W. Kuhn, President and CEO of Avrupa Minerals, a Licensed Professional Geologist in the State of Washington, USA, and a Registered Member of the Society of Mining Engineers, is a Qualified Person as defined by National Instrument 43-101 of the Canadian Securities Administrators.  He has reviewed the technical disclosure in this release.

Cautionary Note Regarding Forward-Looking Statements

Information set forth in this news release may involve forward-looking statements under applicable securities laws. Forward-looking statements are statements that relate to future, not past, events. In this context, forward-looking statements often address expected future business and financial performance, and often contain words such as "anticipate", "believe", "plan", "estimate", "expect", and "intend", statements that an action or event "may", "might", "could", "should", or "will" be taken or occur, or other similar expressions. All statements, other than statements of historical fact, included herein including, without limitation; statements about the potential of the Exploration Alliance Agreement are forward-looking statements. By their nature, forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements, or other future events, to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Such factors include, among others, the following risks: failure of Avrupa to identify suitable exploration targets; Callinan’s election not to exercise its funding options under the Exploration Alliance Agreement and the additional risks identified the management discussion and analysis section of Avrupa’s interim and most recent annual financial statement or other reports and filings with the TSX Venture Exchange and applicable Canadian securities regulators. Forward-looking statements are made based on management's beliefs, estimates and opinions on the date that statements are made and the respective companies undertakes no obligation to update forward-looking statements if these beliefs, estimates and opinions or other circumstances should change, except as required by applicable securities laws. Investors are cautioned against attributing undue certainty to forward-looking statements.

Neither TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.